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KRISTOPHER D. BROWN

kristopher.brown@dechert.com
+1 212 698 3679 Direct
+1 212 698 0697 Fax

October 9, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:                             Forward Pharma A/S

Amendment No. 3 to Registration Statement on Form F-1

Filed October 2, 2014

File No. 333-198013

Ladies and Gentlemen:

Forward Pharma A/S (the “Registrant”) hereby provides the following information in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated October 8, 2014, with respect to the Registrant’s Amendment No. 3 to Registration Statement on Form F-1, filed with the SEC on October 2, 2014 (the “Amendment No. 3”).

For your convenience, the number of the response and the heading set forth below correspond to the numbered comment and heading in the letter from the Staff.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings set forth in the Amendment No. 3.

Capitalization, page 59

1.              You reflect your 10-for-1 stock split as a pro forma adjustment.  On page 102 you indicate that you will undergo the split immediately prior to the consummation of the offering.  Please tell us exactly when your stock split will become effective in relation to the effectiveness of your registration statement.  Also tell us when and how you anticipate reflecting the stock split retroactively in your historical financial statements and throughout your filing.  Reference for us the authoritative literature you rely upon to support your anticipated accounting.

Response: The Registrant has reviewed the Staff’s comment and submits the following response to clarify the timing of the anticipated 10-for-1 share split and the corresponding accounting treatment.  Specifically, the share split will result from a vote of the Registrant’s shareholders at an extraordinary general meeting that will occur only after the SEC declares the Registration Statement effective but just prior to the pricing of the contemplated offering. The applicable accounting guidance for such transaction is IAS 10, Events After the Reporting Period. As the share split is an event that is expected to occur in the future, and therefore outside the subsequent event period as defined by paragraph 3, retrospective application is not required to be reflected in any financial statements included in the preliminary Prospectus.  In addition, the Registrant does not consider pro forma profit/loss per share data disclosure to be material in the context of a loss-generating emerging growth company, which is what the Registrant is at present.  However, as per IAS 33, Earnings per Share, paragraph 64, retrospective effect of the share split will be reflected in profit/loss per share data for all periods presented in the final Prospectus (since this is filed only after both effectiveness and the share split having occurred) in compliance with the Financial Reporting Manual of the Division of Corporate Finance Topic 13, paragraph 13500, and in any financial statements issued by the Registrant subsequent to the contemplated offering.  The Registrant also reviewed guidance in Topic 3, paragraph 3160.

*****

The Registrant acknowledges the following:

•                                          the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing;

•                                          the Staff’s comments or the changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the filing; and

•                                          the Registrant may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any additional information.  Please contact the undersigned at (212) 698-3679.

Very truly yours,

/s/ Kristopher D. Brown
Kristopher D. Brown

cc:    Forward Pharma A/S

Peder Møller Andersen

K&L Gates LLP

David B. Allen

David C. Lee

Dechert LLP

Wayne J. Rapozo